

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

September 17, 2009

Mr. Jerry Pascucci
President & Director
Citigroup Managed Futures LLC
55 East 59th Street - 10th Fl.
New York, New York 10022

> **Re: Smith Barney Westport Futures Fund L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/31/2009**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed on 5/15/2009**
> **Form 10-Q for the quarter ended June 30, 2009**
> **Filed on 8/14/2009**
> **File No. 000-24111**

Dear Mr. Pascucci:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal period ended December 31, 2008

Item 1. Business

General

1.   Please provide us with more details about the trading activities and focus of your advisor as this information appears to be important in understanding your

Mr. Jerry Pascucci
Citigroup Managed Futures LLC
September 17, 2009
page 2

operations. Please tell whether your trading system is discretionary or systematic and whether there have been any changes in your trading system over the past year. To the extent that you utilize additional advisors other than John W. Henry & Company, Inc., please expand your disclosure to identify each such trading advisor and provide similar disclosure regarding their trading activities and focus. Please confirm that you will provide similar disclosure in your future filings.

2.   Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. We note that your MD&A disclosure includes the allocation to each trading advisor, but the overall mix of assets in your portfolio is not clear. Confirm that you will include similar disclosure in future filings.

Regulatory Matters, page 5

3.   In future filings, please expand your disclosure to describe in greater detail the regulatory provisions applicable to your business. Please discuss any position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Also discuss any imposed position limits by the exchanges that are separate from the CFTC. In addition, please include any related risk factors in the risk factors section. Please tell us how you intend to comply.

Item 1A. Risk Factors

4.   We note your disclosure that pending legislation could limit trading by speculators in futures markets and that other potentially adverse regulatory initiatives could develop suddenly and without notice. Please provide us with a more specific description of any current or proposed limits and discuss how such limits would impact your trading strategy. Confirm that you will provide similar disclosure in future filings.

Item 6. Selected Financial Data, page 18

5.   Please tell us net asset value on a per unit basis as of the end of each period presented. Confirm that you will provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

6.   Please tell us, if known, the sector allocation by percentage for each of the trading advisor funds where you have invested as of the end of the last fiscal year. Tell us what consideration you have given to including this information in your filing.

Liquidity, page 20

7.   Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, as applicable, in your future filings.

Capital Resources, page 22

8.   Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Results of Operations, page 23

9.   Please provide us with a discussion of the fees accrued and paid during the disclosed periods. Similar disclosure should be provided in future filings.

10.   To the extent that changes in net asset value reflect material changes in interest income, please describe to us the impact and reasons for changes in your interest income.

11.   We note that you have disclosed net trading gain through investments in the Funds on an aggregate basis. Please tell us the net trading gain realized from each Fund separately and tell us what consideration you have given to including this information in the Results of Operations disclosure.

Item 10. Directors, Executive Officers and Corporate Governance

12.   In future filings, please revise to provide Item 401 disclosure for the executive officers and directors of your General Partner. Please tell us how you intend to comply. Additionally, if applicable, please revise Item 12 to disclose the shares owned, or beneficially owned, by these individuals, in accordance with Item 403 of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

13.   We note that you incorporate some of your exhibits by reference by indicating that the documents were "previously filed." In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K.

Signatures, page 35

14.   Please confirm whether Jennifer Magro also serves as your principal accounting officer or controller.

Form 10-Q for the quarter ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

15.   The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: "(The registrant's fourth fiscal quarter in the case of an annual report)." In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551 - 3473 or the undersigned at (202) 551–3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief